Exhibit 21

Subsidiaries of Turning Point Brands, Inc.

The following list outlines the subsidiaries of Turning Point Brands, Inc., as of December 31, 2019.

Entity	Jurisdiction of Organization
Turning Point Brands, Inc.	Delaware
North Atlantic Trading Company, Inc.	Delaware
National Tobacco Finance, LLC	Delaware
National Tobacco Company, L.P.	Delaware
North Atlantic Operating Company, Inc.	Delaware
North Atlantic Cigarette Company, Inc.	Delaware
RBJ Sales, Inc.	Tennessee
Turning Point Brands, LLC	Delaware
Intrepid Brands, LLC	Delaware
TPB Beast LLC	Delaware
TPB Shark, LLC	Delaware
Nu-X Ventures, LLC	Delaware
TPB International, LLC	Delaware
Turning Point Brands (Canada) Inc.	Ontario, Canada